Exhibit (d)(2)
MUTUAL CONFIDENTIAL DISCLOSURE AGREEMENT
This Mutual Confidential Disclosure Agreement (the “Agreement”), effective as of this sixth day of October, 2008, is entered into between Targanta Therapeutics Corporation (“Targanta”), having offices located at 222 Third Street, Suite 2300, Cambridge, Massachusetts, 02142; and The Medicines Company (“Company”), having offices located at: 8 Campus Drive, Parsippany, New Jersey, 07054.
In connection with discussions regarding a possible business arrangement between the Parties (the “Possible Transaction”), Targanta and Company (individually, a Party and collectively, the Parties) may each disclose certain confidential or proprietary information to the other Party. In consideration of the foregoing, the Parties hereby agree as follows:
1. Treatment of Confidential Information.
(a) For purposes of this Agreement, the term “Confidential Information” means any and all information of a confidential, secret, or proprietary nature provided by or on behalf of one Party (the “disclosing Party”) to the other Party (the “receiving Party”) regardless of whether such information is in written, oral, electronic, or in any other form and regardless of whether such information is specifically designated as confidential. Confidential Information may include, without limitation: trade secrets; know-how; inventions; technical data; specifications; protocols; procedures; information related to chemical compounds, including but not limited to information on structure and activity; testing methods; business or financial information; information related to products, product candidates and research and development programs; the results of research and development activities, including but not limited to clinical trial results; product and marketing plans; and customer and supplier information. A disclosing Party’s Confidential Information may also include information obtained from its collaborators, customers, suppliers, vendors and other third parties who have entrusted their confidential information to the disclosing Party.
(b) Each receiving Party agrees that it will maintain all Confidential Information received from the disclosing Party in strict confidence, and shall disclose such Confidential Information only to those employees, officers, directors and other representatives of the receiving Party who are obligated to maintain the confidential nature of such Confidential Information and who have a need to know such Confidential Information for purposes of evaluating the Possible Transaction. The receiving Party will not disclose Confidential Information of the disclosing Party to any other person or entity without the prior written consent of the disclosing Party. The receiving Party will not use Confidential Information of the disclosing Party except for purposes of evaluating the Possible Transaction, or as otherwise authorized in writing by the disclosing Party. Notwithstanding anything to the contrary in this Agreement, the receiving Party shall be entitled to disclose Confidential Information of the disclosing Party to the extent required by applicable law or court order provided that the receiving Party furnishes the disclosing Party with prompt written notice that such Confidential Information is required to be disclosed. Such notice must be given sufficiently in advance of the required disclosure so as to provide the disclosing Party with a reasonable opportunity to seek to prevent disclosure or to obtain a protective order for its Confidential Information. The Parties will consult with each other prior to the receiving Party making any such required disclosure.
(c) Neither Party will disclose to any third party the execution of this Agreement or the existence or nature of discussions between the Parties.

(d) The non-disclosure and non-use obligations under this Section will continue as to the receiving Party for a period of five (5) years from the date of receipt of Confidential Information from the disclosing Party; provided, however that the obligation of the receiving Party as it relates to “trade secrets” of the disclosing Party shall remain in effect for as long as such Confidential Information remains a trade secret of the disclosing Party.
(e) The obligations of non-disclosure and non-use under this Agreement will not apply to information which the receiving Party can clearly demonstrate, by written records, falls within any of the following categories:
(i)	information that was generally known to the public prior to disclosure to the receiving Party under this Agreement or later becomes generally known to the public through no fault of the receiving Party;

(ii)	information that was already known to the receiving Party prior to disclosure under this Agreement;

(iii)	information obtained by the receiving Party from a third party lawfully in possession of and having the right to disclose the same without limitation upon further disclosure; and

(iv)	information that was independently developed by the receiving Party without reference to Confidential Information of the disclosing Party.
2. No Implied License or Commitment. All Confidential Information provided by the disclosing Party to the receiving Party under this Agreement, and all intellectual property rights in or arising from such Confidential Information, will at all times remain the property of the disclosing Party. This Agreement will in no way be construed as granting the receiving Party any option, license or conveyance, directly or indirectly, under any patents, patent applications, copyrights, trademarks or trademark applications, or under any other intellectual property rights of the disclosing Party. Furthermore, nothing in this Agreement will be interpreted so as to oblige either Party to continue negotiations or discussions with the other Party or to enter into a further agreement.
3. Return of Confidential Information. At any time during the term of this Agreement or in connection with termination or expiration of business discussions between the Parties, the disclosing Party may request in writing that the receiving Party return or destroy all hard copies of Confidential Information of the disclosing Party provided to the receiving Party (along with any memoranda, notes, reports and copies generated by the receiving Party that contain such Confidential Information), and delete any such Confidential Information existing in electronic form, and the receiving Party agrees to promptly comply with such request. However, the receiving Party may retain one complete copy of such Confidential Information in a secure location for the receiving Party’s archival purposes to assure compliance with this Agreement, provided that the provisions of non-disclosure and non-use under Section 1 of this Agreement shall continue to apply to such copy after the expiration or termination of this Agreement.
4. Term. This Agreement shall govern the exchange of Confidential Information for a period of two years commencing on the effective date, unless extended or earlier terminated by either Party upon written notice to the other Party. The obligations of each Party under Sections 1, 3 and 5 of this Agreement shall survive such termination or expiration of this Agreement for the time period set forth in such Section.

5. No Unauthorized Contact or Solicitation. In consideration of having access to Confidential Information of Targanta, Company agrees not to discuss with or offer to any third party an equity participation in a Possible Transaction or any other form of joint acquisition by Company and such third party without the prior consent of the Targanta. In consideration of Targanta furnishing Confidential Information to Company, without Targanta’s prior written consent, Company will not for a period of two years from the date of this Agreement directly or indirectly solicit for employment any person who is, or was within six months prior to such solicitation, employed by Targanta (or whose activities are dedicated to Targanta) in an executive or management level position or otherwise considered by Targanta to be a key employee. Solicitations to the general public shall not be considered a violation of this provision.
6. Standstill. In consideration of having access to Confidential Information of Targanta, Company agrees that, until December 31, 2008 (the “Standstill Term”), Company will not, directly or indirectly, without the prior approval of the Board of Directors of Targanta (i) acquire or make any proposal to acquire greater than an aggregate of 1% of the securities or property of Targanta, (ii) propose to enter into any merger or Business Combination (as defined below) involving Targanta, (iii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any securities of the Targanta, (iv) form, join or participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of Targanta, (v) otherwise act or seek to control or influence the management, Board of Directors or policies of Targanta, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing or (vii) take any action which might require Targanta to make a public announcement regarding the possibility of a Business Combination or merger. Except as provided above, Company also agrees during such period not to request Targanta (or its directors, officers, employees, agents or representatives) to amend or waive any provision of this paragraph. For purposes of clarity it is understood that the term “Company” includes the party signing as the Company under this Agreement and any and all entities that, directly or indirectly, control such party or are controlled by such party or are under common control with such party.
The limitations provided in the first paragraph of this Section entitled “Standstill” (the “Standstill Provision”) shall cease to apply (a) if at any time when Targanta is subject to the public reporting requirements of the Securities Exchange Act of 1934 on account of its common stock being registered under Section 12 thereof, any third party who is not a member of a group (as defined in Rule 13-d-5 of the Securities Exchange Act of 1934) of which Company or any of Company’s controlled affiliates are members (a “Third Party”) shall acquire beneficial ownership of 10% or more of the combined voting power of the then outstanding voting securities of Targanta, unless such securities are acquired or to be acquired by such third party in the ordinary course of business and are not acquired for the purpose of and do not have the effect of changing or influencing the control of Targanta nor in connection with or as a participant in any transaction having such purpose or effect; (b) in the event of the commencement by any person, entity or group of a tender or exchange offer seeking to acquire beneficial ownership of all or any of the outstanding shares of voting securities of Targanta and continuing until 120 days after such offer is terminated or expires; (c) from and after the execution of a definitive agreement which, if consummated, would result in a Business Combination; (d) from and after the 15th day following the filing of a preliminary proxy statement by any Third Party with respect to the commencement of a bona fide proxy or consent solicitation subject to Section 14 of the Securities Exchange Act of 1934 to elect or remove a majority of the directors of Targanta which, if successful, would result in a change in the composition of a majority of the Board of Directors of Targanta; (e) in the event the Board of Directors of Targanta adopts a plan of liquidation or dissolution; or (f) a Business Combination that directly results in a shift of direct and indirect majority voting control from the public stockholders of Targanta to a single stockholder or “group” (as defined in Rule 13d-5 under the Securities Exchange Act of 1934) of stockholders.

For the purposes of this Section, “Business Combination” means any merger, consolidation, sale, transfer or other disposition of all or substantially all of the assets of Targanta or its affiliates, or other similar extraordinary transaction to which Targanta or any of its affiliates is a party unless, following such transaction or transactions, the individuals and entities who were the beneficial owners of the outstanding voting securities of Targanta or such affiliate immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or similar governing persons of the corporation or other entity resulting from such transaction.
6. Miscellaneous. Nothing contained in this Agreement shall be deemed to constitute either Party as the agent or representative of the other. The relationship of the Parties under this Agreement is that of independent contractors. The waiver by a Party or the failure to claim a breach of any provision of this Agreement shall not be deemed to constitute a waiver or estoppel with respect to any continued or subsequent breach. The provisions of this Agreement are severable. If any item or provision of this Agreement shall to any extent be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and each other term and provision of this Agreement shall be valid and shall be enforced to the fullest extent permitted by law. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware. This Agreement constitutes the entire agreement between the Parties pertaining to its subject matter. No amendment thereof shall be binding unless executed in writing by both Parties. This Agreement replaces and supersedes any prior agreement or understanding pertaining to the subject matter thereof. The Parties hereby acknowledge that they have expressly required that the present Agreement and all documents or notices relating thereto be drafted in the English language. The Parties hereby represent that each of their respective signatories is duly authorized and each Party acknowledges that the other Party is relying upon the authenticity of such signature to be that of a duly authorized representative.
IN WITNESS WHEREOF, Targanta and Company have caused this Agreement to be executed by their respective duly authorized representatives, effective as of the day and year first above written.

TARGANTA THERAPEUTICS CORPORATION	THE MEDICINES COMPANY

/s/ George Eldridge	/s/ Marianne Andreach
Name: George Eldridge	Name: Marianne Andreach
Title: Chief Financial Officer	Title: Senior Director, Business Development